Moody's Investors Service ("MIS")

Exhibit 9

Information Regarding Designated Compliance Officer

The Designated Compliance Officer for MIS is Jennifer San Cartier, who is employed by Moody's Shared Services, Inc. on a full-time basis. Ms. San Cartier's employment history and post-secondary educational background are presented below.

EMPLOYMENT HISTORY

Moody's Shared Services
November 2014-Present
Designated Compliance Officer, MIS (October 2025 – Present)
Designated Compliance Officer, Moody's Analytics (October 2023 – October 2025)
Managing Director – Regulatory Compliance (August 2022 – October 2023)
Managing Director – EU Compliance (January 2021 – July 2022)
Senior Vice President – Compliance (November 2014 – December 2020)

Fitch Ratings
May 2005 – November 2014
Head of Regulatory Compliance - Americas (2011 –2014)
Senior Director, Regional Credit Officer - Americas (2007 –2010)
Senior Director, Ratings Analyst (2005 –2007)

G.E. Capital Markets Services
September 1999 – May 2005
Vice-President (2004 – 2005)
Assistant Vice-President (2000 – 2004)
Associate (1999 – 2000)

A.G. Edwards & Sons
June 1994 – July 1997
Corporate Finance Analyst

POST-SECONDARY EDUCATION

University of Chicago Booth School of Business, Master of Business Administration 1999
University of Michigan – Stephen M. Ross School of Business, Bachelor of Business Administration 1994